SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 18, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release ANGLOGOLD ASHANTI LIMITED ANNOUNCES THE LAUNCH OF AN OFFERING
                                      OF US$575,000,000 (SUBJECT TO INCREASE BY UP TO US$85,000,000
                                      PURSUANT TO AN OPTION) CONVERTIBLE BONDS DUE 2014 BY ITS
                                      SUBSIDIARY, ANGLOGOLD ASHANTI HOLDINGS FINANCE PLC,
                                      UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY ANGLOGOLD
                                      ASHANTI LIMITED

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

18 May 2009

ANGLOGOLD ASHANTI LIMITED ANNOUNCES THE LAUNCH OF AN OFFERING OF US$575,000,000
(SUBJECT TO INCREASE BY UP TO US$85,000,000 PURSUANT TO AN OPTION) CONVERTIBLE BONDS
DUE 2014 BY ITS SUBSIDIARY, ANGLOGOLD ASHANTI HOLDINGS FINANCE PLC, UNCONDITIONALLY
AND IRREVOCABLY GUARANTEED BY ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited (“AngloGold Ashanti”) today announced the launch of an offering of US$575,000,000
(subject to increase by up to US$85,000,000 pursuant to an option) convertible bonds due 2014 (the “Bonds”) by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc (the “Issuer”). The Bonds will be unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited.

The Bonds will be convertible into American Depositary Shares (“ADSs”) of AngloGold Ashanti. Each ADS
currently represents one ordinary share of AngloGold Ashanti. The final terms of the Bonds are expected to be announced after the pricing has been determined. Once the final terms of the Bonds have been finalised,
AngloGold Ashanti shareholders will be requested to grant specific authority for the directors to issue ordinary shares pursuant to the conversion rights which will attach to the Bonds.

The proceeds from the offering of the Bonds will be used to refinance AngloGold Ashanti’s debt facilities and for general corporate purposes.

The Bonds will be offered and sold to non-US persons outside the United States in reliance upon Regulation S under the US Securities Act of 1933, as amended (the “Securities Act”), and will be offered and sold in the United
States to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

Approval-in-principle has been received for the listing of the Bonds on the Singapore Exchange Securities Trading
Limited.

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the
United States unless they are registered or are exempt from registration. Neither AngloGold Ashanti Holdings
Finance plc nor AngloGold Ashanti Limited has registered or intends to register any portion of this offering in the
United States or to conduct a public offering in the United States.

STABILIZATION/FSA

This announcement is directed only at persons (i) who are outside the United Kingdom or (ii) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) who fall within Article
49(2)(a) to (d) of the Order or (iv) to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as
“Relevant Persons”). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.
ENDS

JSE Sponsor :
UBS

Contacts

                                                              Tel:                                        Mobile:                                  E-mail:
Joanne Jones (Media)                                +27 (0) 11 637- 6813                 +27 (0) 82 896 0306                 jjones@AngloGoldAshanti.com
Stewart Bailey (Investors)                                                                        +1 646 717-3978                     sbailey@AngloGoldAshanti.com

Disclaimer

Certain statements made in this communication contain certain forward-looking statements regarding AngloGold Ashanti.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange
Commission in the United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 18, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary